UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2018

Commission File Number 001-16125

ASE Industrial Holding Co., Ltd.
( Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ASE INDUSTRIAL HOLDING CO., LTD.

Date: April 30, 2018	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Below is the English version of our MOPS filing on April 30, 2018.

SEQ_NO: 2

Date of announcement: 2018/04/30

Time of announcement: 15:15:41

Subject: The board of directors resolved to waive the non-competition clauses applicable to managerial officers

Date of events: 2018/04/30

To which item it meets: paragraph 21

Statement:

1. Date of the board of directors resolution: 2018/04/30

2. Name and title of the managerial officer with permission to engage in competitive conduct: Richard H.P. Chang (President)

3. Items of competitive conduct in which the officer is permitted to engage: The BOD resolved to waive the non-competition clauses applicable to the President provided that such waiver will not infringe upon the interests of the Company.

4. Period of permission to engage in the competitive conduct: During the employment of the aforementioned manager.

5. Circumstances of the resolution (please describe the results of the voting under Article 32 of the Company Act): The above proposals be and hereby were voted by ballot and approved as proposed.

6. If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the managerial officer (if it is not business of a mainland China area enterprise, please enter “not applicable” below): Richard H.P. Chang (President)

7. Company name of the mainland China area enterprise and the officer's position in the enterprise:

(1) USI Electronics (Shanghai) Co., Ltd.

Chairman: Richard H.P. Chang

(2) USI Electronics (Shenzhen) Co., Ltd.

Chairman: Richard H.P. Chang

(3) USI (Kunshan) Co., Ltd.

Chairman: Richard H.P. Chang

(4) Universal Global Technology (Kunshan) Co., Ltd.

Chairman: Richard H.P. Chang

(5) Universal Global Technology (Shanghai) Co., Ltd.

Chairman: Richard H.P. Chang

(6) Universal Global Electronics (Shanghai) Co., Ltd.

Chairman: Richard H.P. Chang

8. Address of the mainland China area enterprise:

(1) USI Electronics (Shanghai) Co., Ltd.: No.1558, Zhang Dong Road, Zhangjiang Hi-Tech Park, Shanghai

(2) USI Electronics (Shenzhen) Co., Ltd.: USI Electronics Park, 9028 Beihuan Boulevard, North Of High-Tech Industrial Park, Xili, Nanshan District, ShenZhen

(3) USI (Kunshan) Co., Ltd.: North to Central Avenue, East to Huangpujiang Huangpujiang Road, Qiandeng Town, Kunshan City, Jiangsu Province

(4) Universal Global Technology (Kunshan) Co., Ltd.: Bldg. 4, 497 Road, Qiandeng Town, Kunshan City, Jiangsu Province

(5) Universal Global Technology (Shanghai) Co., Ltd.: No. 501 Longgui Road, Golden Bridge Export Processing Zone , Pudong New Area, Shanghai

(6) Universal Global Electronics (Shanghai) Co., Ltd.: Room 229, Floor 2, 8 Jiafeng Road, Shanghai Pilot Free Trade Zone

9. Business items of the mainland China area enterprise:

(1) USI (Shanghai) Co., Ltd.: Provision of design and manufacturing services for electronic products, including production and processing of new electronic components, high-performance computer motherboards, wireless network communication components, sales of its self-produced products and related technical consulting services.

(2) USI Electronics (Shenzhen) Co., Ltd.: Production and operation of computer motherboards and other computer peripheral equipment, communication and industrial control products, design, manufacturing and sale

(3) USI (Kunshan) Co., Ltd.: Production of computer-aided application system, wireless network communication cards, computer motherboards and sales of its self-produced products

(4) Universal Global Technology (Kunshan) Co., Ltd.: Provision of design and manufacturing services for electronic products, including new electronic components, high-performance computer motherboards, wireless network communication components and sales of its self-produced products

(5) Universal Global Technology (Shanghai) Co., Ltd.: R&D and manufacture of electronic product; Processing and maintenance of new electronic component, high-performance computer motherboard; Import and export of goods and technology, as well as technical consultation and technical service of above-mentioned business, etc..

(6) Universal Global Electronics (Shanghai) Co., Ltd.: Marketing of electronic components; Computer software & hardware (except special products for safety of computer information system); Imports & exports of goods and techniques, transit trade, intra-regional inter-enterprise trade and trade agency, etc..

10. Degree of effect on the Company's finances and business: None

11. If the managerial officer has invested in the mainland China area enterprise, the monetary amount of the officer's investment and the officer's shareholding ratio: None

12. Any other matters that need to be specified: None